Exhibit 1

FOR IMMEDIATE RELEASE	9 August 2019

2019 Interim Results

First half on track; progress on simplification and de-leveraging;

full year guidance reiterated

Key figures

£ million	H1 2019	Δ reported[1]	Δ constant[2]	ΔLFL[3]	H1 2018
Billings	26,533	-0.5%	-2.0%		26,656
Revenue	7,616	1.6%	0.0%	-0.6%	7,493
Revenue less pass-through costs	6,149	0.0%	-1.6%	-2.0%	6,149
Headline EBITDA[4]	875	-7.7%	-8.9%		948
Headline operating profit[5]	730	-6.8%	-8.0%		783
Headline operating margin[5]	11.9%	-0.8[6]	-0.8[6]	-1.2[6]	12.7%
Profit before tax	478	-43.5%	-44.1%		846
Profit after tax	349	-50.5%	-51.2%		705
Headline diluted EPS[5]	34.2p	-19.7%	-20.9%		42.6p
Diluted EPS[5]	24.8p	-53.6%	-54.3%		53.4p
Dividends per share	22.7p	-	-		22.7p

First half and Q2 financial highlights

∎	Reported revenue up 1.6%, constant currency revenue flat, LFL revenue down 0.6% (Q2 up 0.1%)
∎	H1 LFL revenue less pass-through costs -2.0%; Q2 -1.4% (Q1 -2.8%)
∎	Q2 LFL revenue less pass-through costs improvements in key markets: USA -5.4%, UK +1.3%
∎	H1 headline operating margin 11.9%, down 1.2 margin points LFL, reflecting revenue less pass-through costs trend; IFRS 16: Leases benefit on reported headline margin 0.5 margin points
∎

Reported profit before tax down 44% driven primarily by a significant H1 2018 exceptional gain that has not been repeated (£117 million impact) and a charge on the revaluation of financial instruments versus a credit in 2018 (£138 million impact)

∎	Average net debt £4.384 billion, down £709 million in constant currency compared with first half of 2018 supported by disposal programme
∎

2019 guidance reiterated: LFL revenue less pass-through costs down 1.5% to 2.0%; headline operating margin to revenue less pass-through costs down around 1.0 margin point on a constant currency basis (excluding the impact of IFRS 16)

Strategic highlights

∎	New strategy delivering solid new business performance and strong client retention
∎	Agreement in July to sell 60% of Kantar: c.$1.9 billion for de-leverage and c.$1.2 billion to be returned to shareholders
∎	44 disposals over the last 15 months, further simplifying WPP and positioning it for future growth
∎	Ongoing programme of investment in new leadership and creative firepower, with focus on the US

1 Percentage change in reported sterling

2 Percentage change at constant currency rates

3 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

4 Headline EBITDA (including depreciation of right-of-use assets)

5 Headline measures and diluted EPS are defined in Appendix 1

6 Margin points

Mark Read, Chief Executive Officer of WPP, said:

“WPP’s performance in the second quarter was slightly ahead of our internal expectations but in line with our full-year guidance and three-year strategic targets. Clients are responding well to our new offer, as evidenced by recent wins and expanded assignments including from eBay, Instagram and L’Oréal. An encouraging number of our businesses and markets are achieving good growth.

“That said, we are still in the early stages of our three-year turnaround plan, and we remain focused on returning the company to sustainable growth over that period. Our guidance for the full year is unchanged.

“We continue to simplify WPP, with a more integrated offer for our clients, better, more collaborative working environments for our people, and less complicated management structures.

“When the Kantar transaction completes, our disposal programme will have generated proceeds of c.£3.6bn, allowing us to return significant amounts to shareholders and reduce our leverage to the low end of the target range.

“The progress we have made and the positive new business momentum are reasons for optimism. As a creative transformation company with stronger, more tech-enabled agencies, we are well placed for the future as clients look for modern partners to help them navigate an increasingly complex and challenging marketing landscape.”

For further information:

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This announcement is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. These non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, management believes are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in the Appendix.

Overview and strategic progress

In December 2018, WPP announced the results of a strategic review, setting out a new plan to return the business to sustainable growth. We are repositioning WPP as a creative transformation company. Our offer already extends beyond communications, into large-scale and higher-growth markets in experience, commerce and technology, reflecting the broadening needs of our clients to reach and engage with customers across multiple platforms. Our progress against the four pillars of this strategy – creativity, data and technology, a simpler structure and our own culture – is set out below.

Creativity

In our strategic review, we made a renewed commitment to creativity, our most important competitive advantage, including a plan to invest an incremental £15 million a year for the next three years in creative leadership, with a particular focus on the United States.

We are proud of the creative campaigns we have developed for clients in the first six months. Highlights include the Super Bowl, the most important advertising event in the United States television calendar, which featured six spots for WPP clients. We also achieved a number of significant new creative business wins, including Instagram (Ogilvy), Duracell (Wunderman Thompson) and VodafoneZiggo (an integrated WPP team in the Netherlands).

Our creativity and the impact of our clients’ campaigns continue to be recognised in awards. At this year’s Cannes Lions International Festival of Creativity in June, WPP agencies won a total of 187 Lions including five Grand Prix, Mindshare was named media network of the year and VMLY&R was named “Reach” agency of the year for work in social media and creative data. In addition, WPP was named the Most Effective Agency Holding Group at the Effies earlier in the year, for the eighth year in a row.

Data and technology

In 2018, we started the process of defining WPP’s future technology strategy, based on our own specialised capabilities in marketing and advertising technology and our existing strong technology partnerships.

At the time of the Kantar transaction announcement in July we presented our data strategy in more detail. We are building an open data platform to support decision-making that integrates WPP data sources, client customer data and third party data from a wide range of sources, including the major players in social media, content and eCommerce. Our focus is more on helping our clients develop capabilities to resolve identity and manage customer data effectively than it is on outright data ownership.

Our technology strategy is making good progress. Our cloud migration project across key agency products is progressing according to schedule, and we are making increasing use of artificial intelligence, which is now helping to optimise campaigns and creative outputs for a growing number of our major clients. Our global technology partnerships continue to deepen, as evidenced by the first-to-market partnership with Waze to give clients access to in-car advertising and location data.

Simpler structure

We are creating a simpler structure for WPP, to make it easier for clients to access our skills and resources, and the company more straightforward to manage. The new organisation is based on three principles: an absolute focus on the needs of our clients in everything we do; fewer, stronger WPP companies, each positioned to grow; and more closely integrated operations at the country level to facilitate collaboration and leverage our collective strengths.

Clients – we are increasing our commitment to bringing the best of WPP to our largest clients, through investment in our network of global client leaders. In the first half, our top 30 clients accounted for 27% of our revenue less pass-through costs. We saw strong growth from clients in the technology sector, a varied performance in consumer packaged goods, with some improvements, and some weakness in healthcare. The majority of our revenue declines were concentrated in a small number of clients which underwent account reviews in 2018, or which significantly reduced their spending in 2019. The Group won new assignments from Ferring, Merck, Pfizer, Walgreens and Walmart in the second quarter.

Countries – through the role of country managers and the introduction of our campus strategy, we are developing more closely integrated operations at the country level. During the first half, our top 20 countries accounted for 87% of revenue less pass-through costs. We performed strongly in faster growing economies, with Brazil up over 10% and India up over 12%. Our performance in China was -2.8% in H1 with a split of +6.6% in Q1 and-10.1% in Q2 reflecting timing differences and a +9.0% comparative in Q2 2018. The UK returned to growth after a better second quarter. While we saw improving trends in Q2, the USA remained in decline. In the past 12 months, we have put new leadership into most of our major US companies, tackled structural challenges and invested in new creative talent and in marketing and new business.

Companies – the top 10 companies within WPP accounted for 87% of revenue less pass-through costs in the first half. GroupM achieved good growth as a result of new account wins and continued spending by existing clients, but those WPP companies with the greatest exposure to US creative continued to decline. The mergers to form two new integrated networks in VMLY&R and Wunderman Thompson are making good progress, enabling the delivery of a true end-to-end offer to their clients and repositioning the combined companies to succeed in the long-term.

We have made excellent progress towards simplifying WPP in the last six months, building on the strong start made in 2018. As part of the restructuring plan we outlined in the Investor Day presentation in December 2018, we have exceeded our target of 100 office mergers, with 102 completed or in progress; 68 offices have been closed or are in the process of closing against a target of 80; and approximately 3,100 of the 3,500 planned redundancies have been implemented. The anticipated gross savings remain in line with the £160 million estimate in December 2018. As we outlined in the Investor Day, a proportion of these gross savings will be reinvested in talent and technology development.

Our disposal programme is substantially complete, but we will continue to review our portfolio to maximise value for our shareholders. In July we announced that we had reached agreement to sell a 60% stake in Kantar to Bain Capital Private Equity to form a strong partnership to accelerate Kantar’s development. In addition to the potential in our remaining 40% investment in Kantar, the net cash proceeds of approximately $3.1 billion will allow us to reduce our debt significantly while also returning approximately $1.2 billion to WPP shareholders. Other disposals in the first half, including our investments in The Farm, Chime and freehold property in New York realised £304 million. Including Kantar, the total proceeds from all disposals in the last 18 months amount to approximately £3.6 billion.

Culture

To continue to attract and keep the best people in our business, our workplaces must be open, inclusive, respectful, collaborative and diverse in every sense. We have appointed Jacqui Canney as our Global Chief People Officer, to help ensure this culture exists throughout WPP, as part of her wider responsibility for the company’s people strategy.

One important factor in creating a strong and positive WPP culture is the development of campuses in major cities around the world. We have a goal to co-locate over half of our workforce by 2023. As at June 2019 we had launched campuses in 18 cities, completing New York, Amsterdam and Madrid in the first half of the year. These campuses are attractive working environments that facilitate collaboration and present the best of WPP to clients in one place. They are also driving efficiency through shared overhead and the removal of duplication.

We also want to instil a growth culture and to that end we have redesigned bonus incentives to align with our strategy for growth. This year, financial targets have been weighted 50% to net sales targets, whereas the focus in recent years has been exclusively on profit growth and margin improvement.

Financial results

Reported billings were down 0.5% at £26.533 billion, and down 2.0% in constant currency. Estimated net new business billings of $2.934 billion were won in the first half of the year, a return to a strong performance.

Reported revenue was up 1.6% at £7.616 billion. Revenue on a constant currency basis was flat compared with last year, the difference to the reported number reflecting the weakening of the pound sterling in the first half, primarily against the US dollar and euro. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenue was up 0.1% in the second quarter, a significant improvement compared with the first quarter of -1.3%, giving -0.6% for the first half.

Revenue less pass-through costs was down 1.0% in the second quarter on a constant currency basis, and down 1.4% like-for-like, as with revenue, a significant improvement on the first quarter of -2.3% and -2.8% respectively. In the first half like-for-like revenue less pass-through costs was down 2.0%.

Operating profitability

Headline EBITDA7 was down 7.7% to £875 million, down 8.9% in constant currency. Headline operating profit was £730 million, down 6.8%, down 8.0% in constant currency. Headline PBIT was down 8.5% to £751 million from £821 million, down 9.6% in constant currency.

Headline operating margin, which includes the impact of IFRS 16 of +0.5 margin points in the first half, was down 0.8 margin points at 11.9%, down 0.8 margin points in constant currency, and down 1.2 margin points on a like-for-like basis.

Exceptional items

In the first half of 2019, the Group generated a net exceptional loss of £3 million. This net loss comprises gains of £65 million, primarily relating to the gains on disposal of investments and subsidiaries and the gain on sale of freehold property in New York, offset by the Group’s share of associate company exceptional losses of £13 million and restructuring and transformation costs of £55 million, the majority of which comprise severance costs arising from the continuing structural review of parts of the Group’s operations. This compares with net exceptional gains in the first half of 2018 of £114 million.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £146 million compared to £86 million in the first half of 2018, an increase of £60 million, or 69.5%. This

[7]	Headline earnings before interest, tax, depreciation (excluding depreciation of right-of-use assets) and amortisation reflects additional interest expense related to lease liabilities of £52 million following the adoption of IFRS 16. Underlying finance costs increased by £8 million or 9.3%, reflecting approximately £10 million of one-off charges (mainly relating to the write-off of unamortised fees and discount upon issue on bonds repaid early) and £4 million of higher interest costs on US dollar swaps, which more than offset the lower interest costs on approximately £700 million of lower average debt.

The headline tax rate rose slightly by 0.3% to 22.8% (2018: 22.5%), reflecting the levels and mix of profits in the countries in which the Group operates. The tax rate on the reported profit before tax was 26.9% (2018: 16.7%), higher than the headline tax rate, due to the revaluation of financial instruments and certain restructuring costs not being tax deductible.

Earnings and dividend

Headline profit before tax was down 17.6% to £605 million from £735 million and down 18.4% in constant currency.

Reported profit before tax was down 43.5% to £478 million from £846 million, and down 44.1% in constant currency. This was driven primarily by a significant H1 2018 exceptional gain that has not been repeated (£117 million impact) and a charge on the revaluation of financial instruments versus a credit in 2018 (£138 million impact). Reported profits attributable to shareholders fell by 53.5% to £312 million from £672 million, again reflecting the impact of exceptional items in 2018 and the change on the revaluation of financial instruments noted above. In constant currency, profits attributable to share owners fell by 54.3%.

Diluted headline earnings per share fell by 19.7% to 34.2p (including 0.8p reduction due to IFRS 16) from 42.6p. In constant currency, diluted headline earnings per share fell by 20.9%. Diluted reported earnings per share fell by 53.6% to 24.8p from 53.4p and by 54.3% in constant currency, primarily as a result of the net exceptional loss in the first half of 2019 compared with the net exceptional gain in the first half of 2018.

Given the first half results, your Board considers it appropriate to declare an interim dividend of 22.7p per share, the same as last year, a pay-out ratio of 66%. The record date for the interim dividend is 4 October 2019, payable on 4 November 2019. Further details of WPP’s financial performance are provided in Appendix 1.

The tables that follow show revenue and revenue less pass-through costs for the second quarter and first half on a geographic and sector basis.

Revenue analysis

£ million	2019	Δ reported	Δ constant[8]	Δ LFL[9]	acquisitions	2018
First quarter	3,588	0.9%	-0.6%	-1.3%	0.7%	3,555
Second quarter	4,028	2.3%	0.6%	0.1%	0.5%	3,938
First half	7,616	1.6%	0.0%	-0.6%	0.6%	7,493

Revenue less pass-through costs analysis

£ million	2019	Δ reported	Δ constant	Δ LFL	acquisitions	2018
First quarter	2,926	-0.7%	-2.3%	-2.8%	0.5%	2,948
Second quarter	3,223	0.7%	-1.0%	-1.4%	0.4%	3,201
First half	6,149	0.0%	-1.6%	-2.0%	0.4%	6,149

8 Percentage change at constant currency exchange rates

9 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

Regional review

Revenue analysis

Second quarter

£ million	Q2 2019	Δ reported	Δ constant	Δ LFL	% group	Q2 2018	% group
N. America	1,351	0.4%	-5.0%	-6.2%	33.5%	1,346	34.2%
United Kingdom	576	2.9%	2.9%	3.3%	14.3%	560	14.2%
W. Cont. Europe	859	1.2%	1.8%	0.9%	21.3%	850	21.6%
AP, LA, AME, CEE[10]	1,242	5.1%	5.2%	5.6%	30.9%	1,182	30.0%
Total Group	4,028	2.3%	0.6%	0.1%	100.0%	3,938	100.0%

First half

£ million	H1 2019	Δ reported	Δ constant	Δ LFL	% group	H1 2018	% group
N. America	2,592	-0.2%	-6.0%	-7.2%	34.1%	2,598	34.7%
United Kingdom	1,104	1.1%	1.1%	1.2%	14.5%	1,092	14.6%
W. Cont. Europe	1,625	0.9%	2.2%	1.1%	21.3%	1,610	21.5%
AP, LA, AME, CEE	2,295	4.6%	5.3%	5.7%	30.1%	2,193	29.2%
Total Group	7,616	1.6%	0.0%	-0.6%	100.0%	7,493	100.0%

Revenue less pass-through costs analysis

Second quarter

£ million	Q2 2019	Δ reported	Δ constant	Δ LFL	% group	Q2 2018	% group
N. America	1,114	1.3%	-4.1%	-5.3%	34.6%	1,100	34.4%
United Kingdom	431	0.7%	0.7%	1.3%	13.4%	428	13.4%
W. Cont. Europe	690	-0.4%	0.1%	0.0%	21.4%	693	21.6%
AP, LA, AME, CEE	988	0.8%	1.2%	1.2%	30.6%	980	30.6%
Total Group	3,223	0.7%	-1.0%	-1.4%	100.0%	3,201	100.0%

First half

£ million	H1 2019	Δ reported	Δ constant	Δ LFL	% group	H1 2018	% group
N. America	2,157	0.1%	-5.7%	-6.9%	35.1%	2,155	35.0%
United Kingdom	831	-0.2%	-0.2%	0.2%	13.5%	833	13.5%
W. Cont. Europe	1,306	-1.0%	0.2%	-0.1%	21.2%	1,319	21.5%
AP, LA, AME, CEE	1,855	0.7%	1.6%	1.7%	30.2%	1,842	30.0%
Total Group	6,149	0.0%	-1.6%	-2.0%	100.0%	6,149	100.0%

As shown in the tables above like-for-like growth in revenue less pass-through costs improved in the second quarter to -1.4% compared with -2.8% in the first quarter, with an improvement in North America and the United Kingdom, partly offset by lower growth in Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe.

North America improved significantly in the second quarter, although still down compared with last year and remains the weakest-performing region. The impact of assignment losses among automotive, pharmaceutical and FMCG clients in 2018 continues, but at a slower rate than the first quarter. This performance, whilst disappointing, is in line with our budgets. In the second quarter, like-for-like revenue less pass-through costs was down 5.3%, compared with -8.5% in the first quarter, with all sectors, particularly the Group’s global

10 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

integrated agencies and data investment management, improving compared with the first quarter.

United Kingdom like-for-like revenue less pass-through costs was up 1.3% in the second quarter, a significant improvement on the -0.9% in the first quarter, with improvement in the Group’s global integrated agencies, partly offset by data investment management and some of the Group specialist agencies.

Western Continental Europe improved slightly in the second quarter, with like-for-like revenue less pass-through costs flat, compared with -0.3% in the first quarter. Belgium, France, Italy and Turkey performed particularly well, partly offset by Germany which was slower.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was up 1.2% in the second quarter compared with 2.3% in the first quarter, with improvement in Latin America, Africa & the Middle East and Central & Eastern Europe, offset by slower growth in Asia Pacific. In Asia Pacific, India and Singapore showed continued improvement offset by mainland China. On the same basis, growth in Latin America remained strong, well above the first quarter, with like-for-like revenue less pass-through costs up over 9%. Africa & the Middle East improved significantly with like-for-like revenue less pass-through costs almost flat compared with the first quarter of almost -5%.

Business sector review

As outlined in the Group’s RNS statement on 5 August and following a review of the appropriateness of the existing sector reporting, this has been changed to bring them into line with the various structural changes that have taken place over the last year and the simplification of the Group’s structure. The tables below reflect these changes, which do not impact the overall Group financial statements or the geographic reporting shown above. The figures for 2018 have been restated to reflect these changes.

Revenue analysis

Second quarter

£ million	Q2 2019	Δ reported	Δ constant[11]	Δ LFL[12]	% group	Q2 2018	% group
GIA[13]	2,628	4.3%	2.4%	1.5%	65.2%	2,521	64.0%
Data Inv. Mgt.[14]	653	2.9%	2.1%	2.0%	16.2%	635	16.1%
PR15	243	2.7%	-0.4%	-2.0%	6.1%	237	6.0%
SA [16]	504	-7.5%	-9.1%	-7.8%	12.5%	545	13.9%
Total Group	4,028	2.3%	0.6%	0.1%	100.0%	3,938	100.0%

First half

£ million	H1 2019	Δ reported	Δ constant	Δ LFL	% group	H1 2018	% group
GIA	4,873	2.5%	0.7%	0.1%	64.0%	4,756	63.5%
Data Inv. Mgt.	1,248	1.8%	1.3%	1.2%	16.4%	1,226	16.4%
PR	472	3.9%	0.8%	-1.1%	6.2%	454	6.0%
SA	1,023	-3.2%	-4.9%	-5.3%	13.4%	1,057	14.1%
Total Group	7,616	1.6%	0.0%	-0.6%	100.0%	7,493	100.0%

11 Percentage change at constant currency rates

12 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

13 Global Integrated Agencies

14 Data Investment Management

15 Public Relations

16 Specialist Agencies

Revenue less pass-through costs analysis

Second quarter

£ million	Q2 2019	Δ reported	Δ constant	Δ LFL	% group	Q2 2018	% group
GIA	2,051	1.8%	0.1%	-0.3%	63.6%	2,013	62.9%
Data Inv. Mgt.	495	1.4%	0.7%	0.5%	15.4%	488	15.2%
PR	228	2.0%	-0.9%	-2.6%	7.1%	224	7.0%
SA	449	-5.5%	-7.3%	-7.1%	13.9%	476	14.9%
Total Group	3,223	0.7%	-1.0%	-1.4%	100.0%	3,201	100.0%

First half

£ million	H1 2019	Δ reported	Δ constant	Δ LFL	% group	H1 2018	% group
GIA	3,858	0.4%	-1.4%	-1.8%	62.8%	3,844	62.5%
Data Inv. Mgt.	949	1.0%	0.6%	0.4%	15.4%	940	15.3%
PR	442	2.8%	-0.1%	-1.5%	7.2%	430	7.0%
SA	900	-3.8%	-5.5%	-5.7%	14.6%	935	15.2%
Total Group	6,149	0.0%	-1.6%	-2.0%	100.0%	6,149	100.0%

In the second quarter of 2019, like-for-like revenue less pass-through costs in the Group’s global integrated agencies was -0.3%, a significant improvement on the -3.4% in the first quarter. All of the agencies within this segment improved over the first quarter, particularly at VMLY&R, Ogilvy, Grey and GroupM.

Data investment management showed some improvement in the second quarter, with like-for-like revenue less pass-through costs up 0.5% compared with 0.2% in the first quarter, with Insights showing the biggest improvement. North America and Western Continental Europe improved with the United Kingdom and Asia Pacific slower.

Public relations slowed in the second quarter with like-for-like revenue less pass-through costs down 2.6%, compared with -0.4% in the first quarter. This was driven by weaker performance in the Group’s financial public relations businesses in the United Kingdom and Germany, partly the result of strong comparatives in the second quarter of 2018.

In the Group’s specialist agencies, like-for-like revenue less pass-through costs was down 7.1%, compared with -4.3% in the first quarter. The Group’s specialist agencies includes the specialist global Ford agency, GTB, and reflects the loss of the omni-channel work in the second half of last year.

Cash flow highlights

In the first half of 2019, operating profit was £673 million, depreciation, amortisation and goodwill impairment £360 million, earnout payments £58 million, non-cash share-based incentive charges £33 million, working capital and provisions outflow £779 million, net interest paid £75 million, tax paid £261 million, lease liabilities (including interest) paid £156 million, capital expenditure £167 million and other net cash outflows £83 million. Free cash flow available was, therefore, an outflow of £513 million, consistent with our usual seasonal pattern of outflow in the first half of the year.

This free cash flow outflow was offset by £278 million in net cash acquisition payments and disposal proceeds (of which £111 million of net acquisition proceeds and £167 million proceeds from disposal of property). As a result, total net cash outflow amounted to £235 million.

A summary of the Group’s unaudited cash flow statement and notes as at 30 June 2019 is provided in Appendix 1.

Balance sheet highlights

Average net debt in the first six months of 2019 was £4.384 billion, compared to £5.093 billion in 2018, at 2019 exchange rates, a decrease of £709 million. This improvement is largely explained by the disposal of various non-core associates and subsidiaries in 2018 and the first half of 2019 (together with one of the Group’s freehold properties in New York), which in aggregate realised £986 million. No shares were repurchased in the first half of 2019.

Net debt at 30 June 2019 was £4.271 billion, compared to £4.742 billion on 30 June 2018, at 2019 exchange rates, a decrease of £471 million. The decrease in the net debt figure at 30 June 2019 reflects £304 million proceeds in relation to disposal of the Group’s interest in certain associates and investments, together with property in New York, offset by lower profitability.

The average net debt to EBITDA ratio in the 12 months to 30 June 2019 is 2.1x, which excludes the impact of IFRS 16. As outlined at the Investor Day in December 2018, the Group reduced the target range of the average net debt/EBITDA ratio from 1.5-2.0x to 1.5-1.75x, to be achieved by 2021. The cash disposal proceeds of £986 million, received over the last 15 months, together with our planned return to top-line growth, will help in achieving the revised target ratio.

A summary of the Group’s unaudited balance sheet and notes as at 30 June 2019 is provided in Appendix 1.

Financial guidance

Our financial guidance for 2019 remains unchanged, as follows:

∎	Like-for-like revenue less pass-through costs down 1.5% to 2.0%

∎	Headline operating margin to revenue less pass-through costs down around 1.0 margin point on a constant currency basis (excluding the impact of IFRS 16)

Medium-term financial targets

As outlined at the Investor Day in December 2018, our medium-term financial targets, to be achieved by the end of 2021, are:

∎	Organic growth (defined as like-for-like revenue less pass-through costs growth) in line with peers

∎	Headline operating margin (excluding the impact of IFRS 16) of at least 15%

∎	Free cash flow conversion of 80%-90%

Appendix 1: Interim results for the six months ended 30 June 2019	11

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2019

£ million	Notes	Six months ended 30 June 2019		Six months ended 30 June 2018		+/(-)%	Constant Currency[1] +/(-)%	Year ended 31 December 2018
Billings		26,533.4		26,656.3		(0.5)	(2.0)	55,798.3

Revenue	7	7,616.0		7,492.7		1.6	-	15,602.4
Costs of services	4	(6,390.2)		(6,218.7)		(2.8)	(1.0)	(12,663.5)
Gross profit		1,225.8		1,274.0		(3.8)	(5.1)	2,938.9
General and administrative costs	4	(552.8)		(432.1)		(27.9)	(25.7)	(1,507.5)
Operating profit		673.0		841.9		(20.1)	(21.0)	1,431.4
Share of results of associates	5	8.0		9.4		(14.9)	(14.7)	43.5
Profit before interest and taxation		681.0		851.3		(20.0)	(20.9)	1,474.9
Finance and investment income	6	43.6		48.3		(9.7)	(12.0)	104.8
Finance costs	6	(189.2)		(134.2)		(41.0)	(36.9)	(289.3)
Revaluation of financial instruments	6	(57.2)		81.1		-	-	172.9
Profit before taxation		478.2		846.5		(43.5)	(44.1)	1,463.3
Taxation	8	(128.8)		(141.0)		8.7	7.9	(323.9)
Profit for the period		349.4		705.5		(50.5)	(51.2)	1,139.4

Attributable to:
Equity holders of the parent		312.4		672.4		(53.5)	(54.3)	1,062.9
Non-controlling interests		37.0		33.1		(11.8)	(12.7)	76.5
		349.4		705.5		(50.5)	(51.2)	1,139.4

Revenue less pass-through costs	7,22	6,148.9		6,148.9		-	(1.6)	12,826.6
Headline operating profit	7,22	729.6		782.9		(6.8)	(8.0)	1,962.1
Headline operating profit margin	7,22	11.9%		12.7%		(0.8)[2]	(0.8)[2]	15.3%
Headline PBT	22	605.3		734.8		(17.6)	(18.4)	1,862.8

Earnings per share
Basic earnings per ordinary share	10	25.0	p	53.8	p	(53.5)	(54.3)	85.2	p
Diluted earnings per ordinary share	10	24.8	p	53.4	p	(53.6)	(54.3)	84.3	p

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary.

2 Margin points.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2019

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Profit for the period	349.4	705.5	1,139.4
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	87.1	(176.7)	78.9
	87.1	(176.7)	78.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	-	-	8.9
Deferred tax on defined benefit pension plans	-	-	(0.7)
Movements on equity investments held at fair value through other comprehensive income	(75.7)	(140.5)	(247.9)
	(75.7)	(140.5)	(239.7)
Other comprehensive income/(loss) for the period	11.4	(317.2)	(160.8)
Total comprehensive income for the period	360.8	388.3	978.6

Attributable to:
Equity holders of the parent	320.7	353.8	893.1
Non-controlling interests	40.1	34.5	85.5
	360.8	388.3	978.6

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2019

£ million	Notes	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Net cash (outflow)/inflow from operating activities	11	(126.4)	72.9	1,693.8
Investing activities
Acquisitions	11	(75.9)	(95.0)	(298.8)
Proceeds on disposal of investments and subsidiaries	11	136.7	469.0	849.0
Purchase of property, plant and equipment		(145.9)	(158.0)	(314.8)
Purchase of other intangible assets (including capitalised computer software)		(21.1)	(20.3)	(60.4)
Proceeds on disposal of property, plant and equipment		167.2	14.7	9.5
Net cash inflow from investing activities		61.0	210.4	184.5
Financing activities
Repayment of lease liabilities		(103.8)	-	-
Share option proceeds		0.2	0.7	1.2
Cash consideration for non-controlling interests	11	(9.1)	(79.8)	(109.9)
Share repurchases and buy-backs	11	-	(200.8)	(207.1)
Net (decrease)/increase in borrowings	11	(134.6)	67.0	(440.6)
Financing and share issue costs		(4.4)	(3.1)	(3.8)
Equity dividends paid		-	-	(747.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(58.5)	(65.8)	(106.2)
Net cash outflow from financing activities		(310.2)	(281.8)	(1,613.8)
Net (decrease)/increase in cash and cash equivalents		(375.6)	1.5	264.5
Translation of cash and cash equivalents		11.7	(78.1)	(61.5)
Cash and cash equivalents at beginning of period		2,201.2	1,998.2	1,998.2
Cash and cash equivalents at end of period	11	1,837.3	1,921.6	2,201.2

Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents		(375.6)	1.5	264.5
Cash outflow/(inflow) from decrease/(increase) in debt financing		139.0	(63.9)	444.4
Other movements		(23.1)	14.1	(1.4)
Translation differences		5.4	(100.5)	(241.1)
Movement of net debt in the period		(254.3)	(148.8)	466.4
Net debt at beginning of period		(4,016.7)	(4,483.1)	(4,483.1)
Net debt at end of period	12	(4,271.0)	(4,631.9)	(4,016.7)

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

Unaudited condensed consolidated interim balance sheet as at 30 June 2019

£ million	Notes	30 June 2019	30 June 2018	31 December 2018
Non-current assets
Intangible assets:
Goodwill	14	13,252.1	12,950.5	13,202.8
Other	16	1,786.2	1,936.7	1,842.0
Property, plant and equipment		984.4	1,030.8	1,083.0
Right-of-use assets	13	1,825.2	-	-
Interests in associates and joint ventures		739.6	881.1	796.8
Other investments		574.7	949.3	666.7
Deferred tax assets		155.4	169.9	153.0
Trade and other receivables	17	182.7	170.4	180.0
		19,500.3	18,088.7	17,924.3
Current assets
Corporate income tax recoverable		248.1	207.0	198.7
Trade and other receivables	17	13,170.2	12,734.1	13,101.5
Cash and short-term deposits		2,173.2	2,221.0	2,643.2
		15,591.5	15,162.1	15,943.4
Current liabilities
Trade and other payables	18	(14,365.7)	(14,016.6)	(15,038.4)
Corporate income tax payable		(493.9)	(506.1)	(545.9)
Bank overdrafts, bonds and bank loans		(1,134.8)	(319.5)	(1,025.1)
Short-term lease liabilities	13	(388.4)	-	-
		(16,382.8)	(14,842.2)	(16,609.4)
Net current (liabilities)/assets		(791.3)	319.9	(666.0)
Total assets less current liabilities		18,709.0	18,408.6	17,258.3

Non-current liabilities
Bonds and bank loans		(5,309.4)	(6,533.4)	(5,634.8)
Trade and other payables	19	(567.7)	(937.8)	(841.4)
Deferred tax liabilities		(397.7)	(499.4)	(479.5)
Provisions for post-employment benefits		(184.9)	(208.2)	(184.3)
Provisions for liabilities and charges		(255.8)	(236.3)	(311.7)
Long-term lease liabilities	13	(1,957.3)	-	-
		(8,672.8)	(8,415.1)	(7,451.7)
Net assets		10,036.2	9,993.5	9,806.6
Equity
Called-up share capital	20	133.3	133.3	133.3
Share premium account		569.9	569.4	569.7
Other reserves		483.5	141.4	393.5
Own shares		(1,207.4)	(1,284.4)	(1,255.7)
Retained earnings		9,652.4	10,018.8	9,541.4
Equity shareholders’ funds		9,631.7	9,578.5	9,382.2
Non-controlling interests		404.5	415.0	424.4
Total equity		10,036.2	9,993.5	9,806.6

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2019

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity shareholders’ funds	Non- controlling interests	Total
Balance at 1 January 2019	133.3	569.7	393.5	(1,255.7)	9,541.4	9,382.2	424.4	9,806.6
Accounting policy change (IFRS 16)[1]	-	-	-	-	(128.9)	(128.9)	-	(128.9)
Deferred tax on accounting policy change (IFRS 16)[1]	-	-	-	-	27.8	27.8	-	27.8
Revised balance at 1 January 2019	133.3	569.7	393.5	(1,255.7)	9,440.3	9,281.1	424.4	9,705.5
Ordinary shares issued	-	0.2	-	-	-	0.2	-	0.2
Treasury share allocations	-	-	-	0.8	(0.8)	-	-	-
Profit for the period	-	-	-	-	312.4	312.4	37.0	349.4
Exchange adjustments on foreign currency net investments	-	-	84.0	-	-	84.0	3.1	87.1
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(75.7)	(75.7)	-	(75.7)
Other comprehensive income/(loss)	-	-	84.0	-	(75.7)	8.3	3.1	11.4
Dividends paid	-	-	-	-	-	-	(58.5)	(58.5)
Non-cash share-based incentive plans (including share options)	-	-	-	-	32.5	32.5	-	32.5
Tax adjustments on share-based payments	-	-	-	-	1.0	1.0	-	1.0
Net movement in own shares held by ESOP Trusts	-	-	-	47.5	(47.5)	-	-	-
Recognition/remeasurement of financial instruments	-	-	6.0	-	(3.7)	2.3	-	2.3
Acquisition of subsidiaries[2]	-	-	-	-	(6.1)	(6.1)	(1.5)	(7.6)
Balance at 30 June 2019	133.3	569.9	483.5	(1,207.4)	9,652.4	9,631.7	404.5	10,036.2

Total comprehensive income relating to the period ended 30 June 2019 was £360.8 million (period ended 30 June 2018: £388.3 million, year ended 31 December 2018: £978.6 million).

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

1 The impact of the adoption of IFRS 16: Leases from 1 January 2019 is described in note 2.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2019 (continued)

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity shareholders’ funds	Non- controlling interests	Total
Balance at 1 January 2018	133.3	568.5	354.3	(1,171.1)	9,602.3	9,487.3	468.8	9,956.1
Ordinary shares issued	-	0.9	-	-	-	0.9	-	0.9
Treasury share additions	-	-	-	(104.3)	-	(104.3)	-	(104.3)
Treasury share allocations	-	-	-	1.3	(1.3)	-	-	-
Profit for the period	-	-	-	-	672.4	672.4	33.1	705.5
Exchange adjustments on foreign currency net investments	-	-	(178.1)	-	-	(178.1)	1.4	(176.7)
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(140.5)	(140.5)	-	(140.5)
Other comprehensive (loss)/income	-	-	(178.1)	-	(140.5)	(318.6)	1.4	(317.2)
Dividends paid	-	-	-	-	-	-	(65.8)	(65.8)
Non-cash share-based incentive plans (including share options)	-	-	-	-	41.6	41.6	-	41.6
Tax adjustments on share-based payments	-	-	-	-	0.3	0.3	-	0.3
Net movement in own shares held by ESOP Trusts	-	-	-	(10.3)	(86.2)	(96.5)	-	(96.5)
Recognition/remeasurement of financial instruments	-	-	(34.8)	-	4.7	(30.1)	-	(30.1)
Acquisition of subsidiaries[1]	-	-	-	-	(74.5)	(74.5)	(22.5)	(97.0)
Balance at 30 June 2018	133.3	569.4	141.4	(1,284.4)	10,018.8	9,578.5	415.0	9,993.5
Ordinary shares issued	-	0.3	-	-	-	0.3	-	0.3
Treasury share allocations	-	-	-	0.2	(0.2)	-	-	-
Profit for the period	-	-	-	-	390.5	390.5	43.4	433.9
Exchange adjustments on foreign currency net investments	-	-	248.0	-	-	248.0	7.6	255.6
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(107.4)	(107.4)	-	(107.4)
Actuarial gain on defined benefit pension plans	-	-	-	-	8.9	8.9	-	8.9
Deferred tax on defined benefit pension plans	-	-	-	-	(0.7)	(0.7)	-	(0.7)
Other comprehensive income/(loss)	-	-	248.0	-	(99.2)	148.8	7.6	156.4
Dividends paid	-	-	-	-	(747.4)	(747.4)	(40.4)	(787.8)
Non-cash share-based incentive plans (including share options)	-	-	-	-	43.2	43.2	-	43.2
Tax adjustments on share-based payments	-	-	-	-	(1.5)	(1.5)	-	(1.5)
Net movement in own shares held by ESOP Trusts	-	-	-	28.5	(34.8)	(6.3)	-	(6.3)
Recognition/remeasurement of financial instruments	-	-	4.1	-	5.6	9.7	-	9.7
Acquisition of subsidiaries[1]	-	-	-	-	(33.6)	(33.6)	(1.2)	(34.8)
Balance at 31 December 2018	133.3	569.7	393.5	(1,255.7)	9,541.4	9,382.2	424.4	9,806.6

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), IAS 34: Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 122 to 126 of the 2018 Annual Report and Accounts. With the exception of the implementation of IFRS 16: Leases and IFRIC 23: Uncertainty over Income Tax Treatments, which are discussed below, no changes have been made to the Group’s accounting policies in the period ended 30 June 2019.

Impact of the adoption of IFRS 16: Leases

IFRS 16 is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees are required to recognise a right-of-use asset and related lease liability for their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 requires the Group to recognise substantially all of its operating leases on the balance sheet.

The Group adopted IFRS 16 effective 1 January 2019 on a modified retrospective basis and applied the standard retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application as an adjustment to retained earnings. Accordingly, prior year financial information has not been restated and will continue to be reported under IAS 17: Leases. The right-of-use asset and lease liability have initially been measured at the present value of the remaining lease payments, with the right-of-use asset being subject to certain adjustments. For certain leases the right-of-use asset was measured as if the standard had been applied from the lease commencement date and for others the right-of-use asset was set equal to the lease liability.

When applying IFRS 16, the Group has applied the following practical expedients, on transition date:

∎	Reliance on the previous identification of a lease (as provided by IAS 17) for all contracts that existed on the date of initial application;
∎	Reliance on previous assessments on whether leases are onerous instead of performing an impairment review;
∎	Exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application;
∎	The accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases; and
∎	The use of hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The right-of-use asset and lease liability recorded on the unaudited condensed consolidated interim balance sheet as of 1 January 2019 were £1,895.1 million and £2,326.2 million, respectively. There was a reduction in other creditors of £233.5 million and property provisions of £68.7 million with regard to amounts related to property leases, including deferred rent and tenant improvement allowances, which are now recognised in the right-of-use asset. These movements resulted in a decrease to retained earnings of £128.9 million and the recognition of a deferred tax asset of £27.8 million on this movement.

For the six months ended 30 June 2019, depreciation of the right-of-use asset and recognition of interest on the lease liability in the unaudited condensed consolidated interim income statement replaced amounts recognised as rent expense under IAS 17. The implementation of IFRS 16 on 1 January 2019 resulted in an increase to headline operating profit (as defined in note 22) of £33.7 million and a subsequent increase to headline operating profit margin of 0.5 margin points along with increased interest and a decrease to headline diluted earnings per share of 0.8p.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

The following table reconciles the opening balance for the lease liabilities as at 1 January 2019 based upon the operating lease obligations as at 31 December 2018:

£ million
Operating lease commitments at 31 December 2018	3,628.2
Short-term leases not included in lease liabilities	(73.8)
Extension options reasonably certain to be exercised	115.1
Signed leases not yet commenced	(598.1)
Gross lease liabilities at 1 January 2019	3,071.4
Effect of discounting	(745.2)
Lease liabilities at 1 January 2019	2,326.2

The weighted average discount rate was 5.4% at 1 January 2019.

IFRS 16 – Leases Policy

The Group leases most of its offices in cities where it operates. Other lease contracts include office equipment and motor vehicles.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option. Right-of-use assets are reviewed for indicators of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. Lease payments included in the measurement of lease liabilities comprise fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate as at the commencement date. Lease modifications result in remeasurement of the lease liability.

Depreciation is recognised in both costs of services and general and administrative costs and interest expense is recognised under finance costs in the unaudited condensed consolidated interim income statement.

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The payments associated with these leases are recognised as cost of services and general and administrative costs on a straight-line basis over the lease term.

Impact of the adoption of IFRIC 23: Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income tax and is effective from 1 January 2019. There has been no impact to our financial statements as a result of the adoption of IFRIC 23.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2019 and 30 June 2018 do not constitute statutory accounts. The financial information for the year ended 31 December 2018 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2018 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 43.

The announcement of the interim results was approved by the Board of Directors on 9 August 2019.

3.	Currency conversion

The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The 2019 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.2938 to the pound (period ended 30 June 2018: US$1.3763; year ended 31 December 2018: US$1.3351) and €1.1453 to the pound (period ended 30 June 2018: €1.1366; year ended 31 December 2018: €1.1303). The unaudited condensed consolidated interim balance sheet as at 30 June 2019 has been prepared using the exchange rates on that day of US$1.2695 to the pound (30 June 2018: US$1.3194; 31 December 2018: US$1.2746) and €1.1175 to the pound (30 June 2018: €1.1299; 31 December 2018: €1.1130).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited condensed consolidated interim income statement, is described in the glossary attached to this appendix.

4.	Costs of services and general and administrative costs

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Costs of services	6,390.2	6,218.7	12,663.5
General and administrative costs	552.8	432.1	1,507.5
	6,943.0	6,650.8	14,171.0

Costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Staff costs	4,132.7	4,032.6	8,172.6
Establishment costs	380.7	433.7	871.7
Media pass-through costs	818.8	740.9	1,458.0
Data collection pass-through costs	297.4	286.6	609.2
Other costs of services and general and administrative costs[1]	1,313.4	1,157.0	3,059.5
	6,943.0	6,650.8	14,171.0

1 Other costs of services and general and administrative costs include £350.9 million (period ended 30 June 2018: £316.3 million; year ended 31 December 2018: £708.6 million) of other pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

Staff costs include:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Wages and salaries	2,890.2	2,805.4	5,710.0
Cash-based incentive plans	77.2	74.1	240.7
Share-based incentive plans	32.5	41.6	84.8
Social security costs	376.2	367.7	717.5
Pension costs	98.5	93.1	191.2
Severance	17.9	16.8	37.5
Other staff costs	640.2	633.9	1,190.9
	4,132.7	4,032.6	8,172.6
Staff cost to revenue less pass-through costs[1] ratio	67.2%	65.6%	63.7%

Other costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Amortisation and impairment of acquired intangible assets	66.9	84.0	280.0
Goodwill impairment	-	-	183.9
Gains on disposal of investments and subsidiaries	(40.6)	(189.9)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(0.1)	(2.0)
Investment write-downs	-	1.5	2.0
Restructuring and transformation costs	55.4	45.5	302.3
Litigation settlement	(16.8)	-	-
Gain on sale of freehold property in New York	(7.9)	-	-
Depreciation of property, plant and equipment	106.2	109.2	225.1
Amortisation of other intangible assets	18.3	18.3	38.7
Depreciation of right-of-use assets	168.4	-	-
Short-term lease expense	56.9	-	-
Low-value lease expense	1.7	-	-

Gains on disposal of investments and subsidiaries in the period ended 30 June 2019 of £40.6 million include a gain of £28.6 million on the disposal of the Group’s interest in Chime. Gains on disposal of investments and subsidiaries in 2018 included a gain of £185.3 million on the disposal of the Group’s interest in Globant S.A.

In the period ended 30 June 2019, restructuring and transformation costs of £55.4 million comprise £48.2 million of restructuring costs and £7.2 million transformation costs in relation to the continuing global IT transformation programme. Restructuring costs of £48.2 million primarily comprise £36.1 million of costs in relation to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size underperforming businesses, address high cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in the second half of 2019, 2020 and 2021. In the period ended 30 June 2018, restructuring costs of £45.5 million predominantly comprised severance costs arising from a structural reassessment of certain of the Group’s operations.

1 Revenue less pass-through costs is defined in note 22.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

In the year ended 31 December 2018, restructuring and transformation costs of £302.3 million comprise £210.3 million of restructuring costs and £92.0 million transformation costs with respect to strategic initiatives including co-locations in major cities, IT transformation and shared services. In the fourth quarter of 2018, £234.0 million of restructuring and transformation costs were incurred in relation to the strategic review of the Group’s operations, as outlined in the Investor Day on 11 December 2018. The remaining £68.3 million primarily relates to restructuring costs recorded in the first half of 2018 and transformation costs in relation to the continuing global IT transformation programme.

In the period ended 30 June 2019, the Group received £16.8 million in settlement of a class action lawsuit against comScore Inc. for providing materially false and misleading information regarding their company and its financial performance.

In March 2019, the Group entered into a sale and leaseback agreement for its office space at 3 Columbus Circle in New York. The Group sold the freehold for proceeds of £159.0 million and simultaneously entered into a 15 year lease. The net gain recognised from the sale and leaseback is £7.9 million.

In the year ended 31 December 2018, amortisation and impairment of acquired intangibles included an impairment charge in the year of £126.1 million, comprising £58.6 million in regard to certain brand names that are no longer in use and £67.5 million in regard to customer relationships where the underlying clients have been lost.

In the year ended 31 December 2018, the goodwill impairment charge of £183.9 million primarily related to a charge of £148.0 million in respect of VMLY&R, with the remaining £35.9 million relating to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

5.	Share of results of associates

Share of results of associates include:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Share of profit before interest and taxation	32.3	52.8	123.8
Share of exceptional losses	(13.3)	(28.4)	(41.7)
Share of interest and non-controlling interests	(6.3)	(3.2)	(9.7)
Share of taxation	(4.7)	(11.8)	(28.9)
	8.0	9.4	43.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Finance and investment income, finance costs and revaluation of financial instruments

Finance and investment income includes:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Income from equity investments	9.3	10.3	15.4
Interest income	34.3	38.0	89.4
	43.6	48.3	104.8

Finance costs include:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Net interest expense on pension plans	2.1	2.2	4.4
Interest on other long-term employee benefits	1.9	1.9	4.0
Interest payable and similar charges	133.5	130.1	280.9
Interest expense related to lease liabilities	51.7	-	-
	189.2	134.2	289.3

Revaluation of financial instruments include:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Movements in fair value of treasury instruments	(24.9)	3.6	(12.4)
Revaluation of investments held at fair value through profit or loss	1.5	26.5	68.2
Revaluation of put options over non-controlling interests	(25.4)	21.3	34.5
Revaluation of payments due to vendors (earnout agreements)	(8.4)	29.7	82.6
	(57.2)	81.1	172.9

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Segmental analysis

Recent restructuring actions, including the mergers of VMLY&R and Wunderman Thompson, the One Ogilvy strategy and the reorganisation of our specialist healthcare agencies, mean that certain units have been reclassified between the previously reported sectors. In order to take account of these changes, the internal reporting of the Group used by the Chief Executive Officer (the Chief Operating Decision Maker) to review performance and allocate resources has also changed. The Group has therefore reassessed its segment information under IFRS 8: Operating Segments. In assessing the Group’s reportable segments, the Directors have considered the similar economic characteristics of certain operating segments, their shared client base and the similar nature of their products or services, amongst other factors. As a result, the Group’s reportable segments have changed, and comparatives have been restated as follows:

£ million	Six months ended 30 June 2019	Restated Six months ended 30 June 2018	Restated Year ended 31 December 2018
Revenue
Global Integrated Agencies[1]	4,873.6	4,755.5	9,930.7
Data Investment Management[2]	1,247.5	1,225.8	2,560.9
Public Relations[3]	471.5	454.0	931.7
Specialist Agencies[4]	1,023.4	1,057.4	2,179.1
	7,616.0	7,492.7	15,602.4
Revenue less pass-through costs[5]
Global Integrated Agencies[1]	3,858.1	3,844.2	8,070.8
Data Investment Management[2]	949.2	940.1	1,953.3
Public Relations[3]	442.2	430.0	879.9
Specialist Agencies[4]	899.4	934.6	1,922.6
	6,148.9	6,148.9	12,826.6
Headline operating profit[6]
Global Integrated Agencies[1]	471.2	484.8	1,239.5
Data Investment Management[2]	101.2	110.4	296.3
Public Relations[3]	69.6	69.0	140.6
Specialist Agencies[4]	87.6	118.7	285.7
	729.6	782.9	1,962.1
Headline operating profit margin[7]
Global Integrated Agencies[1]	12.2%	12.6%	15.4%
Data Investment Management[2]	10.7%	11.7%	15.2%
Public Relations[3]	15.7%	16.0%	16.0%
Specialist Agencies[4]	9.7%	12.7%	14.9%
	11.9%	12.7%	15.3%

1 Global Integrated Agencies includes all of Grey, GroupM, Hogarth, Ogilvy, VMLY&R & Wunderman Thompson.

2 Data Investment Management represents Kantar, which has been classified as a disposal group subsequent to the period ended 30 June 2019.

3 Public Relations represents the Group’s specialists in this area and remains as previously reported but excludes Ogilvy PR which now sits within Global Integrated Agencies as part of Ogilvy.

4 Specialist Agencies represent the Group’s other agencies that specialise in certain areas, whether by region or range of services.

5 Revenue less pass-through costs is defined in note 22.

6 Headline operating profit is defined in note 22.

7 Headline operating profit margin is defined in note 22.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Revenue
North America[1]	2,592.3	2,598.1	5,371.0
United Kingdom	1,103.8	1,091.5	2,189.4
Western Continental Europe	1,625.0	1,609.9	3,335.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,294.9	2,193.2	4,706.7
	7,616.0	7,492.7	15,602.4
Revenue less pass-through costs[2]
North America[1]	2,156.6	2,155.2	4,474.2
United Kingdom	831.2	832.9	1,691.3
Western Continental Europe	1,305.9	1,319.2	2,735.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,855.2	1,841.6	3,925.7
	6,148.9	6,148.9	12,826.6
Headline operating profit[3]
North America[1]	301.1	341.6	788.7
United Kingdom	106.7	107.3	236.8
Western Continental Europe	118.6	122.1	346.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	203.2	211.9	589.7
	729.6	782.9	1,962.1
Headline operating profit margin[4]
North America	14.0%	15.9%	17.6%
United Kingdom	12.8%	12.9%	14.0%
Western Continental Europe	9.1%	9.3%	12.7%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	11.0%	11.5%	15.0%
	11.9%	12.7%	15.3%

1 North America includes the US with revenue of £2,452.5 million (period ended 30 June 2018: £2,454.1 million; year ended 31 December 2018: £5,074.1 million), revenue less pass-through costs of £2,041.3 million (period ended 30 June 2018: £2,038.6 million; year ended 31 December 2018: £4,236.7 million) and headline operating profit of £283.5 million (period ended 30 June 2018: £323.1 million; year ended 31 December 2018: £747.8 million).

2 Revenue less pass-through costs is defined in note 22.

3 Headline operating profit is defined in note 22.

4 Headline operating profit margin is defined in note 22.

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.	Taxation

The tax rate on reported profit before tax was 26.9% (30 June 2018: 16.7%; 31 December 2018: 22.1%). The headline tax rate was 22.8% (30 June 2018: 22.5%; 31 December 2018: 22.5%). The reported tax rate is higher than the headline tax rate largely due to the revaluation of financial instruments and certain restructuring costs not being tax deductible.

Given the Group’s geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase slightly over the next few years. The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses.

Changes in local or international tax rules, or challenges by tax or competition authorities, for example, the European Commission’s state aid investigation into Group Financing Exemption in the UK CFC rules may expose us to additional tax liabilities or impact the carrying value of our deferred tax assets, which could affect the future tax charge.

The tax charge comprises:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Corporation tax
Current year	213.0	172.7	481.9
Prior years	(22.7)	(10.9)	(111.8)
	190.3	161.8	370.1
Deferred tax
Current year	(44.1)	(16.3)	(49.0)
Prior years	(17.4)	(4.5)	2.8
	(61.5)	(20.8)	(46.2)
Tax charge	128.8	141.0	323.9

The calculation of the headline tax rate is as follows:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Headline PBT[1]	605.3	734.8	1,862.8
Tax charge	128.8	141.0	323.9
Tax credit relating to restructuring and transformation costs	3.2	8.3	52.3
Tax charge relating to gains on disposal of investments and subsidiaries	(4.4)	-	(0.8)
Tax charge relating to gain on sale of freehold property in New York	(7.4)	-	-
Tax charge relating to litigation settlement	(4.2)	-	-
Tax impact of US tax reform	-	-	14.3
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	22.1	16.2	30.1
Deferred tax relating to gains on disposal of investments and subsidiaries	-	-	(0.7)
Headline tax charge	138.1	165.5	419.1
Headline tax rate	22.8%	22.5%	22.5%

1 Headline PBT is defined in note 22.

Notes to the unaudited condensed consolidated interim financial statements (continued)

9.	Ordinary dividends

The Board has recommended an interim dividend of 22.7p (2018: 22.7p) per ordinary share. This is expected to be paid on 4 November 2019 to shareholders on the register at 4 October 2019. The Board recommended a final dividend of 37.3p per ordinary share in respect of 2018. This was paid on 8 July 2019.

10.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2019	Six months ended 30 June 2018	+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2018
Reported earnings[1] (£ million)	312.4	672.4			1,062.9
Headline earnings (£ million) (note 22)	430.2	536.2			1,362.5
Weighted average shares used in basic EPS calculation (million)	1,249.1	1,250.5			1,247.8
Reported EPS	25.0p	53.8p	(53.5)	(54.3)	85.2p
Headline EPS	34.4p	42.9p	(19.8)	(21.0)	109.2p

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	Six months ended 30 June 2019	Six months ended 30 June 2018	+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2018
Diluted reported earnings (£ million)	312.4	672.4			1,062.9
Diluted headline earnings (£ million)	430.2	536.2			1,362.5
Weighted average shares used in diluted EPS calculation (million)	1,257.3	1,259.4			1,261.2
Diluted reported EPS	24.8p	53.4p	(53.6)	(54.3)	84.3p
Diluted headline EPS	34.2p	42.6p	(19.7)	(20.9)	108.0p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Weighted average shares used in basic EPS calculation	1,249.1	1,250.5	1,247.8
Dilutive share options outstanding	0.1	0.5	1.6
Other potentially issuable shares	8.1	8.4	11.8
Weighted average shares used in diluted EPS calculation	1,257.3	1,259.4	1,261.2

At 30 June 2019 there were 1,332,703,852 ordinary shares in issue, including treasury shares of 70,799,200.

1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 13:

Net cash flow from operating activities:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Profit for the period	349.4	705.5	1,139.4
Taxation	128.8	141.0	323.9
Revaluation of financial instruments	57.2	(81.1)	(172.9)
Finance costs	189.2	134.2	289.3
Finance and investment income	(43.6)	(48.3)	(104.8)
Share of results of associates	(8.0)	(9.4)	(43.5)
Operating profit	673.0	841.9	1,431.4
Adjustments for:
Non-cash share-based incentive plans (including share options)	32.5	41.6	84.8
Depreciation of property, plant and equipment	106.2	109.2	225.1
Depreciation of right-of-use assets	168.4	-	-
Goodwill impairment	-	-	183.9
Amortisation and impairment of acquired intangible assets	66.9	84.0	280.0
Amortisation of other intangible assets	18.3	18.3	38.7
Investment write-downs	-	1.5	2.0
Gains on disposal of investments and subsidiaries	(40.6)	(189.9)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(0.1)	(2.0)
Gain on sale of freehold property in New York	(7.9)	-	-
(Gains)/losses on sale of property, plant and equipment	(0.6)	(0.3)	0.6
Operating cash flow before movements in working capital and provisions	1,015.8	906.2	2,009.0
Movements in trade working capital[1,2]	(296.7)	(192.0)	202.0
Movements in other receivables, payables and provisions[1]	(482.5)	(363.5)	(36.3)
Cash generated by operations	236.6	350.7	2,174.7
Corporation and overseas tax paid	(261.0)	(251.3)	(383.6)
Interest and similar charges paid	(110.8)	(89.8)	(252.8)
Interest paid on lease liabilities	(51.7)	-	-
Interest received	35.8	39.6	90.4
Investment income	9.3	10.3	15.4
Dividends received from associates	15.4	13.4	49.7
Net cash (outflow)/inflow from operating activites	(126.4)	72.9	1,693.8

1 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

2 Trade working capital represents trade receivables, work in progress, accrued income, trade payables, and deferred income.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Initial cash consideration	(6.4)	(18.9)	(126.7)
Cash and cash equivalents acquired (net)[1]	(3.0)	(4.1)	(3.8)
Earnout payments	(57.9)	(38.0)	(120.2)
Purchase of other investments (including associates)	(8.6)	(34.0)	(48.1)
Acquisitions	(75.9)	(95.0)	(298.8)
Proceeds on disposal of investments and subsidiaries[2]	136.7	469.0	849.0
Acquisitions and disposals	60.8	374.0	550.2
Cash consideration for non-controlling interests	(9.1)	(79.8)	(109.9)
Net acquisition payments and disposal proceeds	51.7	294.2	440.3

Share repurchases and buy-backs:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Purchase of own shares by ESOP Trusts	-	(96.5)	(102.8)
Shares purchased into treasury	-	(104.3)	(104.3)
	-	(200.8)	(207.1)

Net (decrease)/increase in borrowings:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Net increase/(decrease) in drawings on bank loans	376.5	(349.0)	(819.3)
Proceeds from issue of €250 million bonds	-	218.8	218.8
Proceeds from issue of €500 million bonds	-	438.0	438.0
Repayment of £200 million bonds	(199.5)	-	-
Partial repayment of $450 million bonds	(176.2)	-	-
Partial repayment of $272 million bonds	(135.4)	-	-
Partial repayment of $300 million bonds	-	(20.8)	(20.8)
Repayment of €252 million bonds	-	(220.0)	(220.0)
Partial repayment of $500 million bonds	-	-	(37.3)
	(134.6)	67.0	(440.6)

Cash and cash equivalents:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Cash at bank and in hand	1,814.7	2,111.3	2,010.8
Short-term bank deposits	358.5	109.7	632.4
Overdrafts[3]	(335.9)	(299.4)	(442.0)
	1,837.3	1,921.6	2,201.2

1 Cash and cash equivalents acquired comprises £nil from acquisitions offset by £3.0 million from disposals (period ended 30 June 2018: overdrafts of £3.9 million from acquisitions and £0.2 million from disposals; year ended 31 December 2018: £11.3 million from acquisitions offset by £15.1 million from disposals).

2 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

3 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

12.	Net debt

£ million	30 June 2019	30 June 2018	31 December 2018
Cash and short-term deposits	2,173.2	2,221.0	2,643.2
Bank overdrafts, bonds and bank loans due within one year	(1,134.8)	(319.5)	(1,025.1)
Bonds and bank loans due after one year	(5,309.4)	(6,533.4)	(5,634.8)
	(4,271.0)	(4,631.9)	(4,016.7)

The Group estimates that the fair value of corporate bonds is £5,783.4 million at 30 June 2019 (30 June 2018: £6,035.1 million; 31 December 2018: £5,965.7 million). The carrying value of corporate bonds is £5,535.2 million at 30 June 2019 (30 June 2018: £5,959.5 million; 31 December 2018: £6,051.6 million). The Group considers that the carrying amount of bank loans at 30 June 2019 of £580.1 million (30 June 2018: £624.6 million; 31 December 2018: £186.8 million) approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June 2019	30 June 2018	31 December 2018
Within one year	(936.6)	(175.7)	(748.4)
Between one and two years	(327.7)	(925.6)	(596.8)
Between two and three years	(990.0)	(594.8)	(937.1)
Between three and four years	(496.1)	(1,351.2)	(742.5)
Between four and five years	(1,114.7)	(496.7)	(786.8)
Over five years	(3,500.3)	(4,912.9)	(4,199.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(7,365.4)	(8,456.9)	(8,011.3)
Short-term overdrafts – within one year	(335.9)	(299.4)	(442.0)
Future anticipated cash flows	(7,701.3)	(8,756.3)	(8,453.3)
Effect of discounting/financing rates	1,257.1	1,903.4	1,793.4
Debt financing	(6,444.2)	(6,852.9)	(6,659.9)
Cash and short-term deposits	2,173.2	2,221.0	2,643.2
Net debt	(4,271.0)	(4,631.9)	(4,016.7)

13. Leases The movements in the six months ended 30 June 2019 were as follows: Right-of-use assets:
£ million	Land and buildings	Plant and machinery	Total
1 January 2019	1,862.5	32.6	1,895.1
Additions	109.6	9.4	119.0
Disposals	(20.3)	(0.2)	(20.5)
Depreciation of right-of-use assets	(158.5)	(9.9)	(168.4)
30 June 2019	1,793.3	31.9	1,825.2
Lease liabilities:
£ million	Land and buildings	Plant and machinery	Total
1 January 2019	2,294.4	31.8	2,326.2
Additions	136.7	7.9	144.6
Interest expense related to lease liabilities	51.1	0.6	51.7
Disposals	(21.0)	(0.3)	(21.3)
Repayment of lease liabilities (including interest)	(148.4)	(7.1)	(155.5)
30 June 2019	2,312.8	32.9	2,345.7

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Leases (continued)

The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

£ million	Six months ended 30 June 2019
Depreciation of right-of-use assets
Land and buildings	(158.5)
Plant and machinery	(9.9)
Short-term lease expense	(56.9)
Low-value lease expense	(1.7)
Variable lease expense	(41.2)
Sublease income	9.9
Charge to operating profit	(258.3)
Interest expense related to lease liabilities	(51.7)
Charge to profit before taxation for leases	(310.0)

The maturity of lease liabilities at 30 June 2019 were as follows:

£ million	30 June 2019
Period ending 31 December 2019	217.1
2020	414.3
2021	357.9
2022	313.0
2023	267.1
2024	217.2
Later years	1,452.9
3,239.5
Effect of discounting	(893.8)
Lease liability at 30 June 2019	2,345.7
Short-term lease liability	388.4
Long-term lease liability	1,957.3

The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 23 for management of liquidity risk.

14.	Goodwill, acquisitions and disposals

Goodwill in relation to subsidiary undertakings increased by £49.3 million (30 June 2018: decreased by £2.4 million) in the period. This movement includes the effect of currency translation, goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2019 and the date the interim financial statements were approved.

Notes to the unaudited condensed consolidated interim financial statements (continued)

15.	Post balance sheet events: Kantar disposal

As announced in the Group’s Third Quarter Trading Update on 25 October 2018, the Group has been exploring strategic options associated with the Kantar business. On 12 July 2019, the Group announced the proposed sale of Kantar to Bain Capital. The disposal will involve the Group selling 60% of Kantar and retaining a 40% equity stake and was approved by the Board on 9 July 2019. This transaction is expected to complete in early 2020 with consideration after tax expected to be approximately $3.1 billion after tax and disposal costs.

Under IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, where certain conditions are met, an asset or disposal group that has been put up for sale should be recognised as ‘held for sale’. An entity should classify a disposal group as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable.

The criterion of highly probable was met on 9 July 2019, following Board approval of the disposal of Kantar to Bain Capital, representing the date at which the appropriate level of management was committed to a plan to sell the disposal group. The Kantar disposal group therefore became held for sale on this date. This classifies as a critical accounting judgement under IAS 1: Presentation of Financial Statements at 30 June 2019. In future financial statements it will be disclosed as a discontinued operation.

16.	Other intangible assets

The following are included in other intangibles:

£ million	30 June 2019	30 June 2018	31 December 2018
Brands with an indefinite useful life	1,141.2	1,086.7	1,132.8
Acquired intangibles	530.4	747.5	594.8
Other (including capitalised computer software)	114.6	102.5	114.4
	1,786.2	1,936.7	1,842.0

Notes to the unaudited condensed consolidated interim financial statements (continued)

17.	Trade and other receivables

Amounts falling due within one year:

£ million	30 June 2019	30 June 2018	31 December 2018
Trade receivables	7,713.8	7,422.6	8,062.2
Work in progress	419.5	405.8	366.5
VAT and sales taxes recoverable	270.6	245.5	264.2
Prepayments	391.0	420.4	287.3
Accrued income	3,731.1	3,672.4	3,541.2
Fair value of derivatives	10.0	2.1	1.3
Other debtors	634.2	565.3	578.8
	13,170.2	12,734.1	13,101.5

Amounts falling due after more than one year:

£ million	30 June 2019	30 June 2018	31 December 2018
Prepayments	2.8	4.2	3.0
Accrued income	22.8	21.8	16.5
Fair value of derivatives	6.3	-	8.4
Other debtors	150.8	144.4	152.1
	182.7	170.4	180.0

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

A bad debt expense of £14.0 million (period ended 30 June 2018: £21.8 million; year ended 31 December 2018: £55.1 million) was recognised on the Group’s trade receivables in the period.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18.	Trade and other payables: amounts falling due within one year

£ million	30 June 2019	30 June 2018	31 December 2018
Trade payables	9,945.7	9,611.7	10,524.3
Deferred income	1,377.3	1,284.5	1,253.6
Payments due to vendors (earnout agreements)	167.6	193.7	148.2
Liabilities in respect of put option agreements with vendors	41.4	50.0	36.8
Fair value of derivatives	4.0	2.2	2.6
Other creditors and accruals	2,829.7	2,874.5	3,072.9
	14,365.7	14,016.6	15,038.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Trade and other payables: amounts falling due after more than one year

£ million	30 June 2019	30 June 2018	31 December 2018
Payments due to vendors (earnout agreements)	203.9	349.2	266.5
Liabilities in respect of put option agreements with vendors	223.0	211.2	205.2
Fair value of derivatives	-	30.4	14.2
Other creditors and accruals	140.8	347.0	355.5
	567.7	937.8	841.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

£ million	30 June 2019	30 June 2018	31 December 2018
Within one year	167.6	193.7	148.2
Between 1 and 2 years	90.0	131.4	140.2
Between 2 and 3 years	44.1	96.5	38.5
Between 3 and 4 years	36.9	61.3	50.3
Between 4 and 5 years	22.4	49.9	20.4
Over 5 years	10.5	10.1	17.1
	371.5	542.9	414.7
The Group’s approach to payments due to vendors is outlined in note 24. The following table sets out the movements in contingent consideration during the period:
£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
At the beginning of the period	414.7	630.7	630.7
Earnouts paid	(57.9)	(38.0)	(120.2)
New acquisitions	3.9	11.9	48.6
Revision of estimates taken to goodwill	1.1	(26.3)	(68.3)
Revaluation of payments due to vendors (note 6)	8.4	(29.7)	(82.6)
Exchange adjustments	1.3	(5.7)	6.5
At the end of the period	371.5	542.9	414.7
The Group does not consider there to be any material contingent liabilities at 30 June 2019. 20. Issued share capital
Number of equity ordinary shares (million)	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
At the beginning of the period	1,332.7	1,332.5	1,332.5
Exercise of share options	-	0.1	0.2
At the end of the period	1,332.7	1,332.6	1,332.7

21.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Alternative measures of performance

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Revenue	7,616.0	7,492.7	15,602.4
Media pass-through costs	(818.8)	(740.9)	(1,458.0)
Data collection pass-through costs	(297.4)	(286.6)	(609.2)
Other pass-through costs	(350.9)	(316.3)	(708.6)
Revenue less pass-through costs	6,148.9	6,148.9	12,826.6

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. In addition, the data investment management sector, which forms a significant part of the Group’s revenue and in which none of the Group’s direct competitors have a significant presence in the period, includes pass-through costs, principally for data collection. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of operating profit to headline operating profit:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Operating profit	673.0	841.9	1,431.4
Amortisation and impairment of acquired intangible assets	66.9	84.0	280.0
Goodwill impairment	-	-	183.9
Gains on disposal of investments and subsidiaries	(40.6)	(189.9)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(0.1)	(2.0)
Investment write-downs	-	1.5	2.0
Litigation settlement	(16.8)	-	-
Gain on sale of freehold property in New York	(7.9)	-	-
Restructuring and transformation costs	55.4	45.5	302.3
Headline operating profit	729.6	782.9	1,962.1

Finance and investment income	43.6	48.3	104.8
Finance costs (excluding interest expense related to lease liabilities)	(137.5)	(134.2)	(289.3)
	(93.9)	(85.9)	(184.5)

Interest cover[1] on headline operating profit	7.8 times	9.1 times	10.6 times

Headline operating profit is one of the metrics that management uses to assess the performance of the business.

1 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group’s key leverage metrics.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Alternative measures of performance (continued)

Headline operating profit margin before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2019	Margin	Six months ended 30 June 2018	Margin	Year ended 31 December 2018
Revenue less pass-through costs		6,148.9		6,148.9		12,826.6
Headline operating profit	11.9%	729.6	12.7%	782.9	15.3%	1,962.1
Share of results of associates (excluding exceptional gains/losses)		21.3		37.8		85.2
Headline PBIT	12.2%	750.9	13.3%	820.7	16.0%	2,047.3

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Headline PBIT (as above)	750.9	820.7	2,047.3
Depreciation of property, plant and equipment	106.2	109.2	225.1
Amortisation of other intangible assets	18.3	18.3	38.7
Headline EBITDA (including depreciation of right-of-use assets)	875.4	948.2	2,311.1
Depreciation of right-of-use assets	168.4	-	-
Headline EBITDA	1,043.8	948.2	2,311.1

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric.

Calculation of headline non-controlling interests:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Non-controlling interests	37.0	33.1	76.5
Non-controlling interests relating to restructuring and transformation costs	-	-	4.7
Headline non-controlling interests	37.0	33.1	81.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Alternative measures of performance (continued)

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018	Year ended 31 December 2018
Profit before taxation	478.2	846.5	1,463.3
Amortisation and impairment of acquired intangible assets	66.9	84.0	280.0
Goodwill impairment	-	-	183.9
Gains on disposal of investments and subsidiaries	(40.6)	(189.9)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(0.1)	(2.0)
Investment write-downs	-	1.5	2.0
Restructuring and transformation costs	55.4	45.5	302.3
Share of exceptional losses of associates	13.3	28.4	41.7
Litigation settlement	(16.8)	-	-
Gain on sale of freehold property in New York	(7.9)	-	-
Revaluation of financial instruments	57.2	(81.1)	(172.9)
Headline PBT	605.3	734.8	1,862.8
Headline tax charge (note 8)	(138.1)	(165.5)	(419.1)
Headline non-controlling interests	(37.0)	(33.1)	(81.2)
Headline earnings	430.2	536.2	1,362.5

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Alternative measures of performance (continued)

Reconciliation of free cash flow:

£ million	Six months ended 30 June 2019	Six months ended 30 June 2018[1]	Year ended 31 December 2018[1]
Cash generated by operations	236.6	350.7	2,174.7
Plus:
Interest received	35.8	39.6	90.4
Investment income	9.3	10.3	15.4
Dividends received from associates	15.4	13.4	49.7
Share option proceeds	0.2	0.7	1.2
Less:
Earnout payments	(57.9)	(38.0)	(120.2)
Interest and similar charges paid	(110.8)	(89.8)	(252.8)
Purchase of property, plant and equipment	(145.9)	(158.0)	(314.8)
Purchase of other intangible assets (including capitalised computer software)	(21.1)	(20.3)	(60.4)
Repayment of lease liabilities	(103.8)	-	-
Interest paid on lease liabilities	(51.7)	-	-
Corporation and overseas tax paid	(261.0)	(251.3)	(383.6)
Dividends paid to non-controlling interests in subsidiary undertakings	(58.5)	(65.8)	(106.2)
Free cash flow	(513.4)	(208.5)	1,093.4

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

Constant currency and pro forma (‘like-for-like’)

These consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Further details of the constant currency and pro forma methods are given in the glossary on page 44.

1 Prior periods free cash flow have been re-presented to exclude proceeds on disposal of property, plant and equipment.

Notes to the unaudited condensed consolidated interim financial statements (continued)

23.	Going concern and risk management policies

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2019, the Group has access to £7.8 billion of committed facilities with maturity dates spread over the years 2019 to 2046 as illustrated below:

£ million		Maturity by year
		2019	2020	2021	2022	2023+
£ bonds £400m (2.875% ’46)	400.0					400.0
US bond $220m (5.625% ’43)	173.2					173.2
US bond $93m (5.125% ’42)	73.1					73.1
Eurobonds €600m (1.625% ’30)	536.9					536.9
Eurobonds €750m (2.25% ’26)	671.1					671.1
Eurobonds €500m (1.375% ’25)	447.4					447.4
US bond $750m (3.75% ’24)	590.8					590.8
Bank revolver ($2,500m ‘24)	1,969.3					1,969.3
Eurobonds €750m (3.0% ’23)	671.1					671.1
US bond $500m (3.625% ’22)	393.9				393.9
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	223.7				223.7
US bond $812m (4.75% ’21)	639.9			639.9
Bank revolver (A$150m ’20, A$370m ‘21)	287.2		82.8	204.4
Eurobonds €250m (3m EURIBOR + 0.32% ’20)	223.7		223.7
Eurobonds €600m (0.75% ’19)	536.9	536.9
Total committed facilities available	7,838.2	536.9	306.5	844.3	617.6	5,532.9
Drawn down facilities at 30 June 2019	6,152.4	536.9	253.0	823.2	617.6	3,921.7
Undrawn committed credit facilities	1,685.8
Drawn down facilities at 30 June 2019	6,152.4
Cash and cash equivalents at 30 June 2019	(1,837.3)
Other adjustments	(44.1)
Net debt at 30 June 2019	4,271.0

Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Proceeds from the proposed sale of Kantar of $3.1 billion are expected in early 2020. WPP intends to retain approximately 60% of net proceeds to reduce its leverage. The balance of net proceeds will be returned to shareholders.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2018 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
30 June 2019
Derivatives in designated hedge relationships
Derivative assets	-	6.3	-
Derivative liabilities	-	-	-
Held at fair value through profit or loss
Other investments	0.4	-	300.6
Derivative assets	-	10.0	-
Derivative liabilities	-	(4.0)	-
Payments due to vendors (earnout agreements) (note 19)	-	-	(371.5)
Liabilities in respect of put options	-	-	(264.4)
Held at fair value through other comprehensive income
Other investments	46.0	-	227.7

Reconciliation of level 3 fair value measurements:

£ million	Liabilities in respect of put options	Other investments
1 January 2019	(242.0)	538.2
(Losses)/gains recognised in the income statement	(25.4)	1.6
Gains recognised in other comprehensive income	-	6.4
Exchange adjustments	(0.3)	-
Additions	(2.1)	6.6
Disposals	-	(24.5)
Cancellations	1.0	-
Settlements	4.4	-
30 June 2019	(264.4)	528.3

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.	Financial instruments (continued)

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2019, the weighted average growth rate in estimating future financial performance was 22.6%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 30 June 2019 was 1.5%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £7.4 million and £12.6 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £6.6 million and £6.8 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 6), while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of one times revenue would result in an increase or decrease in the value of investments of £55.9 million, which would result in a credit or charge to the income statement of £12.6 million and equity of £43.3 million. The sensitivity to changes in unobservable inputs for certain other investments is specific to each individual investment.

Principal risks and uncertainties

The Board regularly reviews the principal risks and uncertainties affecting the Group and these are summarised below:

Clients

∎

The Group competes for clients in a highly competitive and evolving industry which is undergoing structural change. Client loss or consolidation or a reduction in marketing budgets due to economic conditions, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

∎

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

∎

Data protection laws concerning user privacy, collection and use of personal information, consent and online tracking may restrict the Group’s activities and increase our costs. The loss of personal data controlled by the Group and regulatory action and or fines may have a material adverse effect on the Group’s financial condition or prospects.

∎

The Group is part way through an IT transformation programme and is reliant on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions could have an adverse effect on the Group’s business. During transformation the Group is still reliant on legacy systems which could restrict the Group’s ability to change rapidly.

∎

The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches.

Financial

∎	The Group is subject to credit risk through the default of a client or other counterparty.

Operational

∎	The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s media trading.
∎

The Group has commenced a three-year strategic plan to return the business to growth by the end of 2021 which includes the merger of some operations, disposals including the recently announced agreement to dispose of Kantar and the simplification of the group structure. A failure or delay in implementing the strategic plan may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

People and Succession

∎

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles across the Group.

Regulatory, Sanctions, Anti-Trust and Taxation

∎	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
∎	The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.
∎

Civil liabilities or judgements against the Company or its Directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

∎

The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

These principal risks and uncertainties have not materially changed since the year ended 31 December 2018 which were set out on pages 78 to 83 of the 2018 Annual Report and Accounts.

Responsibility statement

We confirm that to the best of our knowledge:

a)	the condensed set of financial statements has been prepared in accordance with IAS 34: Interim Financial Reporting;
b)

the interim management report and principal risks and uncertainties includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c)	the interim management report and note 21 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 9 August 2019.

P W G Richardson

Group Finance Director

Independent review report to WPP plc

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2019 which comprises the condensed consolidated interim income statement, statement of comprehensive income, the cash flow statement, the balance sheet, the statement of changes in equity and related notes 1 to 24. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in the accounting policies section of the, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2019 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP

London, United Kingdom

9 August 2019

Glossary and basis of preparation

Average net debt and net debt

Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Net debt excludes lease liabilities.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2019 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Exceptional gains/losses

Exceptional gains/losses include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment write-downs, litigation settlement, gain on sale of freehold property in New York, restructuring and transformation costs and share of exceptional gains/losses of associates.

Free cash flow

Free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs

General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings

Headline PBT less headline tax charge and headline non-controlling interests.

Headline EBITDA

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership

Headline non-controlling interests

Non-controlling interests excluding non-controlling interests relating to restructuring and transformation costs.

Headline operating profit

Operating profit before gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit margin

Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge

Taxation excluding tax/deferred tax relating to gains on disposal of investments and subsidiaries, tax charge relating to gain on sale of freehold property in New York, tax charge relating to litigation settlement, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items, the tax impact of the 2017 US tax reform and tax credit relating to restructuring and transformation costs.

Pass-through costs

Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.

Revenue less pass-through costs

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs.